Sergey Peredkov
President
Axelerex Corp.
30 Fritz-Kirsch-Zeile
Berlin, 12459
Germany

Patrick Kuhn
Division of Corporation Finance
Office of Transportation and Leisure
United States Securities and Exchange Commissions
Washington, DC 20549

Re:	Axelerex Corp.
Amendment No. 1 to
Registration Statement on Form S-1
Filed June 7, 2018
File No. 333-224157

Dear Mr. Kuhn:

In response to your letter dated June 22, 2018 here are the answers to your comments.

Amendment No. 1 filed June 7, 2018

Interim Financial Statements for the period ended March 31, 2018, page F-1

1. We note that you have revised to include unaudited interim financial statements for the  period ended March 31, 2018.  We also note, however, that for the statement of operations and statement of cash flows you have combined the unaudited interim period with the audited period for a presentation of the period from inception (August 30, 2017) through March 31, 2018.  Please revise to present only the unaudited interim period from January 1, 2018 through March 31, 2018 as required under Article 8 of Regulation S-X. Also, please note that ASU 2014-10, which was effective for annual reporting periods beginning after December 15, 2014, removed the definition of a development stage entity and all financial reporting requirements under US GAAP for development stage enterprises.

Response:  we have revised the statement of operations and statement of cash flows as per your comment.  We have also removed the definition of development stage company.

Sincerely,

/s/ Sergey Peredkov	June 28, 2018
Sergey Peredkov, President